FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1. [Nomura Holdings Announces Grant of Stock Acquisition Rights Issued as Stock Options]

2. [Announcement of Succession of Facility Management Business by the Group Companies]

3. [Changes in Directors]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 18, 2004	By:	/s/ Hiroshi Tanaka
Hiroshi Tanaka
Senior Managing Director

Tokyo, 18 May 2004

Nomura Holdings Announces Grant of Stock Acquisition Rights Issued as Stock Options (Issuance of stock acquisition rights without receipt of consideration pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan)

Nomura Holdings, Inc. (The Company) hereby serves notice that at a meeting held today, the Board of Directors resolved to submit a proposal of issuance of stock acquisition rights without receipt of consideration in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan at the 100th Annual General Meeting of Shareholders to be held on June 25, 2004, with details as follows:

1.	Reason for Issuing Stock Acquisition Rights on Terms Especially Favorable to Persons Other than Shareholders

The Company is planning to issue without consideration the following two types of stock acquisition rights as stock options for the purpose of enhancing the incentives of the directors, executive officers and employees of the Company and its subsidiaries to improve their performances and of acquiring talented human resources.

The first is stock acquisition rights with the condition that the amount to be paid upon exercise of stock acquisition rights at the time of issuance shall be determined based on the market price (“Stock Option A Plan”).

The second is stock acquisition rights with the condition that the amount to be paid upon exercise of stock acquisition rights at the time of issuance shall be below the market price (one (1) yen per share) (“Stock Option B Plan”). The Stock Option B Plan will enable the Company to control cash payments for compensation through granting stock acquisition rights as a partial substitute for cash compensation. Furthermore, the Stock Option B Plan will enable the Company to make quasi-deferred payments of compensation by setting out the period during which the stock acquisition rights cannot be exercised (“non-exercise period”). Accordingly, the Stock Option B Plan will have the same economical effect as the Company granting stocks with restriction of transfer. In principle, the non-exercise period will be not shorter than two (2) years.

2.	Summary of the Issuance of Stock Acquisition Rights under Stock Option A Plan

(1) Type / Number of Shares Under Stock Acquisition Rights

Up to 2,500,000 shares of common stock of the Company.

In the event that the shares are split or consolidated, the number of shares for the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fractions less than one (1) share shall be disregarded.

Adjusted Number of Shares =	Number of Shares Before Adjustment	×	Ratio of Split or Consolidation

In the event that new shares are issued at a price below the market price or the shares are disposed of (excluding the exercise of stock acquisition rights and the exercise of stock subscription rights), the number of shares for the unexercised stock acquisition rights at the time of the issuance of new shares or disposition of shares shall be adjusted in accordance with the following formula. Any fractions less than one (1) share shall be disregarded.

Adjusted Number of Shares =	Number of Shares Before Adjustment	×	Exercise Price Before Adjustment

Adjusted Exercise Price

Please refer to (4) for the adjusted exercise price.

In addition to the above, in the event of a merger, company split or capital reduction of the Company and in any other similar event where an adjustment of the number of shares shall be required, the number of shares shall be appropriately adjusted to a reasonable extent.

(2) Total Number of Stock Acquisition Rights to be Issued

Up to 2,500 stock acquisition rights (the number of shares per stock acquisition right shall be 1,000 shares; provided, however, that the number of shares per stock acquisition right shall be adjusted accordingly in the events stated in item (1) above).

(3) Issue Price of Stock Acquisition Rights

To be issued without receipt of consideration.

(4) Amount to be Paid Upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of the stock acquisition rights (the “Exercise Price”) shall be the amount which is equal to the product of (i) the higher price of either the average of the daily closing prices of common stock of the Company in regular transactions at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights (excluding dates on which no trade is made) or the closing price of the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply), and (ii) 1.05. Any fraction less than one (1) yen shall be rounded up to the nearest yen.

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price Before Adjustment	×	1

Ratio of Split or Consolidation

In the event that new shares are issued at a price below the market price or shares are disposed of (excluding the exercise of stock acquisition rights and the exercise of stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price Before Adjustment	×	Number of Outstanding Shares	+	Number of Newly Issued Shares	×	Paid-in Amount per Share

Market Price per Share

Number of (Outstanding + Newly Issued) Shares

In the event of a merger, company split or capital reduction of the Company and in any other similar case where an adjustment of the Exercise Price shall be required, the Exercise Price shall be appropriately adjusted to a reasonable extent.

(5) Exercise Period of Stock Acquisition Rights

The Board of Directors or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period of stock acquisition rights within the period from the issue date of stock acquisition rights to the seventh anniversary of such issue date.

(6) Conditions for Exercise of Stock Acquisition Rights

(i)	Stock acquisition rights may not be exercised partly.

(ii)	Other conditions for the exercise of the rights shall be determined by the Board of Directors or an executive officer designated by a resolution made by the Board of Directors.

(7) Events and Conditions for Cancellation of Stock Acquisition Rights

The Company may, at any time, cancel the stock acquisition rights without any compensation when the Company has acquired the unexercised stock acquisition rights.

(8) Restriction of Transfer of Stock Acquisition Rights

Approval of the Board of Directors shall be required for transfer of the stock acquisition rights.

3. Summary of the Issuance of Stock Acquisition Rights Under Stock Option B Plan

(1) - (3) See Stock Option A Plan

(4) Amount to be Paid Upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of the stock acquisition rights (the “Exercise Price”) shall be one (1) yen.

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price Before Adjustment	×	1

Ratio of Split or Consolidation

In the event that new shares are issued at a price below the market price or shares are disposed of (excluding the exercise of stock acquisition rights and the exercise of stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price Before Adjustment		Number of Outstanding Shares	+	Number of Newly Issued Shares	×	Paid-in Amount per Share

			×			Market Price per Share

Number of (Outstanding + Newly Issued) Shares

In the event of a merger, company split or capital reduction of the Company and in any other similar event where an adjustment of the Exercise Price shall be required, the Exercise Price shall be appropriately adjusted to a reasonable extent.

(5) - (8) See Stock Option A Plan

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 129 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Tokyo, 18 May 2004

Announcement of Succession of Facility Management Business by the Group Companies

Nomura Holdings, Inc. (NHI) announces that Nomura Land and Building Co., Ltd. (NLB) and Nomura Realty Capital Management Co., Ltd. (NRCM), a wholly-owned subsidiary of NHI, have determined that NRCM is to succeed by way of demerger NLB’s facility management business, which includes the ownership, lease, maintenance and administration of real estate properties as places of business and offices, etc.

In addition to the above, it was determined that NRCM will change its company name to Nomura Facilities, Inc. after the demerger.

1. Purpose of the Demerger

The purpose of the demerger is the pursuit of greater efficiency with respect to maintenance and administration of real estate properties used within the Nomura Group (facility management business) as well as to strengthen branch office strategy through, for instance, diversifying the form of Nomura Securities’ offices.

2. Summary of the Demerger

(1) Scheduled Demerger Date

      1 August, 2004

(2) Outline of the Demerger

Upon resolutions to be adopted at the annual shareholders’ meetings of NLB and NRCM both to be held on 28 June, 2004, an absorption-type demerger (the “Demerger”) will be carried out pursuant to Article 374-16 of the Commercial Code where NLB and NRCM act as the Company effecting the Demerger and the successor Company, respectively. NLB’s facility management business will be succeeded by NRCM by way of the Demerger.

(3) Share Allotment

NRCM will issue 495,000 ordinary shares upon the Demerger and allocate all such shares to NLB. Although a majority of all outstanding shareholder voting rights will be held by NLB due to this transaction, NHI plans to acquire said shares immediately after the Demerger and maintain its parent company status with NRCM as its wholly-owned subsidiary.

(4) Outline of the Companies subject to the Demerger

1. Company Name	Nomura Land and Building Co., Ltd.	Nomura Realty Capital Management Co., Ltd.
2. Type of Principal Business	Lease and Management of Real Property	Real Property Asset Management
3. Date of Incorporation	15 April 1957	12 November 1999
4. Head Office	Nihonbashi-Honcho, Chuo-ku, Tokyo	Otemachi, Chiyoda-ku, Tokyo
5. Representative	Hirohisa Suzuki	Hiroshi Tanaka
6. Capital	JPY1,015,200,000	JPY400,000,000
7. Accounting Period	31 March	31 March
8. Number of Outstanding Shares Issued	2,030,400 shares	8,000 shares

(5) Prospects of each Company being able to Discharge its Liabilities

NLB and NRCM determined that there is the prospect of each company being able to discharge, at a due date, its liabilities borne or to be borne resulting from the Demerger.

3. Outline of NRCM after the Demerger

(1) Company Name	Nomura Facilities, Inc.
(2) Type of Business	Lease and Management of Real Property
(3) Head Office	Nihonbashi-Honcho, Chuo-ku, Tokyo
(4) Capital	JPY400,000,000
(5) Accounting Period	31 March

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd	81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept.,
James Pobjoy	Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 129 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Tokyo, May 18, 2004

Changes in Directors

Today, Nomura Holdings, Inc. announces the following changes to its own directors and those of its wholly owned subsidiaries, Nomura Securities Co., Ltd. and The Nomura Trust & Banking Co., Ltd.

1. Nomura Holdings, Inc.

Changes in Position (effective from June 25, 2004)

Retiring Director

Takashi Fujita

(appointed President, Nomura Land and Building Co., Ltd. effective June 28, 2004)

New Director

Nobuyuki Shigemune

(currently Advisor)

2. Nomura Securities Co., Ltd.

Changes in Position (effective from June 25, 2004)

Retiring Director

Takashi Fujita

(appointed President, Nomura Land and Building Co., Ltd. effective June 28, 2004)

New Director

Nobuyuki Shigemune

(currently Advisor, Nomura Holdings, Inc.)

3. The Nomura Trust and Banking Co., Ltd.

Changes in Position (effective from June 28, 2004)

Directors:

Retiring Outside Director

Osamu Takahashi

New Outside Director

Kenji Okada

(currently Corporate Auditor, Nomura Research Institute, Ltd.)

Committee Members:

Audit Committee

Retiring

Osamu Takahashi

Newly Named

Kenji Okada

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 129 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.